Emblem of the State of Israel
The Regional Labor Court Tel Aviv - Jaffa

Labor dispute file 51355-11-17

December 6, 2018

In the presence of :
The Honorable Judge Carmit Peled

The Plaintiff: Ziv Turner  I.D. 029303526

The Defendants: 1. One World Cannabis Ltd., P.C. 51-510760-5
2. OWC Pharmaceutical Research
3. Mordechai Bignitz

Those present:
The Plaintiff and Counsel Adv. Michael Ayalon and law clerk Tzlil Eliyahu Counsel for the Defendants Adv. Maya Tzabari, Adv. Snir Bar Haim Defendant 3, Mr. Mordechai Bignitz

PROTOCOL

At the agreement of the parties a conversation was held off the record.

After the break

The Counsel of the parties:

The Counsel of the parties: Announce to the Court that they have reached a Compromise Agreement and it has been requested to dictate it into the Protocol, as follows:

Compromise Agreement

Final and absolute disposal of all the mutual assertions and claims of the parties, of any kind and type whatsoever, as these may arise from the Statements of Claim, except for the proceedings that are being conducted in the United States and the compromise that has been achieved there, it is agreed between the parties as follows:

The Defendant 2 shall allocate to the Plaintiff, or to whomever the Plaintiff shall instruct within 7 days, shares which shall be valued on the date of the allocation thereof, a sum of 725,000 United States dollars (seven hundred and twenty five thousand United States dollars) in accordance with the rate of each share on the secondary OTC Stock Exchange on that date. The Plaintiff is aware of the fact that the shares, in accordance with the American law, shall be blocked for a determined period pursuant to the relevant law. The shares shall be allocated within 7 days from the date on which it shall be transferred by the Plaintiff, and to the extent that he has instructed that this shall be done, to whomever on his behalf, also who the Plaintiff has instructed, exemption from withholding tax or alternatively, shall transmit an authorization on the matter of payment of tax which enables the Defendants 2 to transfer the shares to the Plaintiff as stated. The shares shall be allocated in accordance with the average rate of the shares on the secondary OTC Stock Exchange during the three days preceding the allocation. In the event that at the end of the period of blockage it shall become clear that the value of the shares that have been allocated to the Plaintiff shall be lower than the sum of 725,000 United States dollars in accordance with the rate of the share on the Stock Exchange, Defendant 2 shall supplement shares to the Plaintiff in a manner in which the shares that he shall receive shall be of a total value of 725,000 United States dollars in accordance with the rate per share.
With the transfer of the shares as stated in the aforesaid section the final and absolute disposal of all of the mutual assertions and the claims shall be consolidated, except for the proceedings that are being conducted in the United States.
The parties request to give this Agreement the validity of a verdict, without an order for expenses, and also to instruct regarding the refund of the fee in accordance with the rules which are determined in the Articles of Association.

(- e,-) (- e,-)

The Plaintiff

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(illegible) Representative of the Defendants
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Counsel of the Plaintiff Counsel of the Defendant

Ruling

1. Validity is hereby given to the Ruling for the aforesaid Compromise Agreement

2. The Secretariat shall examine whether the conditions that qualify for reimbursement of fees have been fulfilled, in accordance with the regulations of the Labor Court (Fees) 5768- 2008, and shall reimburse the Plaintiff with the Court fee, accordingly.

3. There is no order for expenses.

Handed down and notified on this date, the 28th ofKislev 5779, 06/12/2018 in the presence of the attendees.

(- e,-)

Carmit Peled, Judge